

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 30, 2008

<u>VIA U.S. MAIL</u>

Mr. Mark Smith
Chief Financial Officer
Gulf Onshore, Inc.
15851 Dallas Parkway
Suite 190
Addison, TX 75001

> **Re: Gulf Onshore, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 001-28911**

Dear Mr. Smith:

We have completed our review of your Form 10-KSB and the related amendment and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant